April 29, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Washington, D.C. 20549

Via EDGAR Correspondence

RE: Truist Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 27, 2024
File No. 001-10853

Ladies and Gentlemen:
This letter responds to comments from the staff (“Staff”) of the U.S. Securities and Exchange Commission in a letter dated April 17, 2024, concerning Truist Financial Corporation’s (“the Company”) Form 10-K for the fiscal year ended December 31, 2023, as filed on February 27, 2024.

We appreciate your comments regarding our recent disclosures. The Company’s responses to the comment letter are noted below. For convenience, each response is preceded by the Staff’s comments in italics and as numbered in the Staff’s letter.

Future filings will reflect updated disclosures in response to the Staff’s comments that are consistent with the illustrative disclosures provided below.

Staff comment:
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Lending Activities, page 57S

1. We note your disclosure that your loan portfolio is diverse in terms of loan type, industry and geographic concentrations. We further note the tabular disclosure on page 58 detailing the composition of your gross loan portfolio, which includes commercial and industrial loans. Given the significance of commercial and industrial loans in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your commercial and industrial loan portfolio by separately presenting by geographic and industry concentrations which may be material to an investor’s understanding of these portfolio types. We note Item 303 of Regulation S-K.

United States Securities and Exchange Commission
April 29, 2024

Truist response:

The Company plans to enhance its commercial loan disclosures in future filings with the addition of industry and geography details for the commercial and industrial, commercial real estate and commercial construction portfolios. The tables that the Company plans to present will include the end of period loan balances by industry and geography, as well as a percentage of the total financing receivable classification, in addition to the nonperforming loan balances. Additionally, the Company plans to provide commentary as it relates to its management of concentration risks, specifically in the commercial portfolio.

Please see below for an illustrative disclosure using December 31, 2023 information, in response to the Staff’s comments. The Company plans to disclose this information on a comparative basis in future filings.

Commercial Credit Concentrations

Truist has established the following general practices to manage commercial credit risk:

•limiting the amount of credit that Truist may extend to a borrower;
•establishing a process for credit approval accountability;
•initial underwriting and analysis of borrower, transaction, market, and collateral risks;
•ongoing servicing and monitoring of individual loans and lending relationships;
•continuous monitoring of the portfolio, market dynamics, and the economy; and
•periodically reevaluating the Company’s strategy and overall exposure as economic, market, and other relevant conditions change.

Truist continuously monitors various segments of its credit portfolios to assess potential concentration risks. Management is actively involved in the credit approval and review process, and risk acceptance criteria are adjusted as needed to reflect the Company’s risk appetite. Consistent with established risk management objectives, the Company utilizes various risk mitigation techniques, including collecting collateral and security interests, obtaining guarantees, and, to a limited extent, through the purchase of credit loss protection via third party insurance and/or use of credit derivatives such as credit default swaps.

In the commercial portfolio, risk concentrations are evaluated regularly on both an aggregate portfolio level and on an individual client basis. The Company manages its commercial exposure through portfolio targets, limits, and transactional risk acceptance criteria as well as other techniques, including but not limited to, loan syndications/participations, loan sales, collateral, structure, covenants, and other risk reduction techniques.

The following tables provide industry distribution by major types of commercial credit exposure and the geographical distribution of commercial exposures. Industry classification for commercial and industrial loans is based on the North American Industry Classification System. Commercial real estate and commercial construction loans are classified based on type of property. For the geographic disclosures, amounts are generally assigned to a state based on the physical billing address of the client or physical property address.

United States Securities and Exchange Commission
April 29, 2024

Table 11: Commercial and Industrial Portfolio Industry and Geography
	December 31, 2023
(Dollars in millions)	LHFI	% of Total	NPL
Industry:
Manufacturing	$14,418	9.0%	$65
Finance and insurance	15,526	9.7	40
Health care and social assistance	12,997	8.1	46
Real estate and rental and leasing	12,663	7.9	16
Retail trade	12,740	7.9	89
Public administration	9,802	6.1	—
Information	8,346	5.2	—
Wholesale trade	8,263	5.1	3
Transportation and warehousing	5,703	3.5	8
Educational services	5,151	3.2	31
Professional, scientific, and technical services	4,445	2.8	26
Utilities	4,555	2.8	—
Administrative and support and waste management and remediation services	3,716	2.3	49
Arts, entertainment, and recreation	3,227	2.0	—
Other services (except public administration)	3,305	2.1	1
Accommodation and food services	3,067	1.9
Other(1)	12,159	7.5	41
Subtotal	140,083	87.1	428
Business owner occupied	20,705	12.9	42
Total commercial and industrial	$160,788	100.0%	$470

Geography:
Florida	$18,947	11.8%	$228
Texas	15,374	9.6	24
North Carolina	12,959	8.1	11
Georgia	12,167	7.6	32
New York	10,336	6.4	3
Virginia	9,724	6.0	35
California	9,115	5.7	1
Pennsylvania	7,423	4.6	4
Maryland	6,668	4.1	6
Tennessee	5,852	3.6	43
South Carolina	4,134	2.6	1
Illinois	3,892	2.4	10
New Jersey	3,754	2.3	36
Ohio	3,220	2.0	6
Other(2)	37,223	23.2	30
Total commercial and industrial	$160,788	100.0%	$470
(1)Represents other remaining industries that are deemed to be individually insignificant.
(2)Includes non-U.S. loans of $5.1 billion at December 31, 2023. The remainder represents other remaining states that are deemed to be individually insignificant.

United States Securities and Exchange Commission
April 29, 2024
Truist has noted that the CRE and commercial construction portfolios have the potential for heightened risk in the current environment. Truist seeks to maintain a high-quality portfolio through disciplined risk management and prudent client selection.

Truist’s CRE and commercial construction portfolios totaled $29.3 billion as of December 31, 2023, which includes 33% related to multifamily residential, 17% related to industrial, 17% related to office, 14% related to retail, and the remainder composed of hotel and other commercial real estate.

Our combined CRE and commercial construction office portfolio is primarily composed of multi-tenant, non-gateway properties located within Truist Bank’s footprint. As of December 31, 2023, approximately 97% of these properties are multi-tenant. Additionally as of December 31, 2023, 28% and 26% of these exposures are scheduled to mature in 2024 and 2025, respectively, with the remainder scheduled to mature in 2026 and beyond.

Table 12: CRE Portfolio Property Type and Geography
	December 31, 2023
(Dollars in millions)	LHFI	% of Total	NPL
Property type:
Multifamily	$5,731	25.4%	$3
Office	4,286	19.0	264
Retail	4,172	18.5	9
Industrial	4,054	18.0	3
Hotel	2,445	10.8	—
Other(1)	1,882	8.3	5
Total CRE	$22,570	100.0%	$284

Geography:
North Carolina	$2,726	12.1%	$1
Georgia	2,532	11.2	120
Florida	2,481	11.0	5
California	1,709	7.6	81
Texas	1,611	7.1	—
New York	1,574	7.0	3
Pennsylvania	1,403	6.2	—
Virginia	1,276	5.7	—
District of Columbia	1,043	4.6	—
Maryland	956	4.2	16
Other(2)	5,259	23.3	58
Total CRE	$22,570	100.0%	$284
(1)Represents other remaining property types that are deemed to be individually insignificant.
(2)Includes non-U.S. loans of $73 million at December 31, 2023. The remainder represents other remaining states that are deemed to be individually insignificant.

United States Securities and Exchange Commission
April 29, 2024

Table 13: Commercial Construction Portfolio Property Type and Geography
	December 31, 2023
(Dollars in millions)	LHFI	% of Total	NPL
Property type:
Multifamily	$3,868	57.9%	$23
Industrial	877	13.1	—
Single Family - construction and permanent	819	12.3	—
Office	634	9.5	1
Single Family - acquisition and development and commercial land	196	2.9	—
Other(1)	289	4.3	—
Total commercial construction	$6,683	100.0%	$24

Geography:
Georgia	$1,059	15.8	$—
Texas	956	14.3	23
North Carolina	777	11.6	—
Florida	741	11.1	—
California	512	7.7	—
Other(2)	2,638	39.5	1
Total commercial construction	$6,683	100.0%	$24
(1)Represents other remaining property types that are deemed to be individually insignificant.
(2)Includes non-U.S. loans of $16 million at December 31, 2023. The remainder represents other remaining states that are deemed to be individually insignificant.

Staff comment:
Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Market Risk, page 70

2. We note your disclosure discussing various key assumptions associated with your interest sensitivity simulation analysis. For example, we note that key assumptions, such as prepayments and deposit pricing (betas), largely move in line with those it has experienced in prior rate cycles. You further state that estimated changes to net interest income in your analysis assumes no change in deposit balances or mix relative to the baseline scenario. In order to provide more usefulness to the disclosures, please revise in future filings to more fully discuss how you monitor and perform sensitivity tests of deposit and other key assumptions used in interest rate risk, including, but not limited to future balance sheet composition; loan and deposit pricing; assumptions related to the magnitude of asset prepayments; earlier than anticipated deposit withdrawals; and impacts from derivatives, to the extent applicable. In addition, please provide a discussion of how any assumptions have changed from period to period, including any changes to the data source used or significant changes in the assumption itself, and the impact on your modeling and results as presented in your interest sensitivity simulation analysis, etc.

Truist response:

In future filings, we will enhance our disclosure in relation to our monitoring and sensitivity testing of deposits and other key assumptions used in interest rate risk, including future balance sheet composition, loan and deposit pricing, assumptions related to the magnitude of asset prepayments, earlier than anticipated deposit withdrawals and impacts from derivatives to the extent applicable. Further, we will provide details on meaningful changes in assumptions from period to period including any changes to the data source used or significant changes in the assumption itself, and the impact on modeling and results presented in our interest sensitivity simulation analysis.

United States Securities and Exchange Commission
April 29, 2024
Interest Rate Market Risk

As a financial institution, Truist is exposed to interest rate risk from assets, liabilities, and off-balance sheet positions. Truist primarily monitors this risk through two measurement types, (i) Net interest income (NII) at risk and (ii) economic value of equity (EVE), and manages this risk with securities, derivatives, and broader asset and liability management activities.

Interest Rate Risk (IRR) measurement is reported monthly through the Asset Liability Committee (ALCO). Monthly IRR reporting includes exposure and historical trends relative to risk limit scenarios, impacts to a wide range of rate scenarios, and sensitivity tests of key assumptions. IRR reporting is provided to the Board Risk Committee (BRC) monthly and reviews of varying IRR topics are performed quarterly.

IRR measurement is influenced by data, assumptions, and models. Due to their high sensitivity to market rates, mortgage (loan and security) prepayments leverage an industry model that results in varying prepayment speeds across rate scenarios. Prepayments for non-mortgage loans leverage a mix of dynamic models and static prepayment assumptions based on historical experience. Interest-bearing-deposit rate paid is projected to move at a ratio (deposit beta) of market rates, primarily the Federal Funds Rate, aligned to historical experience.

Truist uses derivatives to hedge interest income variability of floating rate loans and to hedge valuation changes of long-term debt and investment securities.

NII at risk measures the change in NII under alternate interest rate scenarios relative to Truist’s baseline scenario, which incorporates Truist’s current balance sheet and off-balance sheet hedges as well as expectations for new business over the forecast horizon. Truist’s baseline scenario relies on assumptions including expectations of the economy and interest rates – which are influenced by market conditions, new business volume, pricing, and customer behavior. In measuring NII at risk, Truist assumes that changes in key factors, such as prepayments and deposit pricing (betas), largely move in line with those it has experienced in prior rate cycles. However, future behavior of key factors may vary from those used in this measurement. NII at risk measurement assumes, when applicable, that U.S. interest rates floor at zero and does not assume Truist takes any balance sheet or hedging actions in response to the rate scenarios.

Truist evaluates a wide range of alternate scenarios including instantaneous and gradual as well as parallel and non-parallel changes in interest rates. The table below presents the estimated change to NII over the following 12 months for select parallel alternate scenarios, expressed as a percentage change relative to baseline NII.

Interest Sensitivity Simulation Analysis
Dec 31, 2023
Up 200bps gradual change in interest rates	(1.46)%
Up 50bps instantaneous change in interest rates	(0.36)
Down 50bps instantaneous change in interest rates	(0.10)
Down 200bps gradual change in interest rates	(0.30)

United States Securities and Exchange Commission
April 29, 2024
Estimated changes to NII in the table above assume no change in deposit balances or mix relative to the baseline scenario. In increasing interest rate scenarios, rotation from non-interest-bearing into interest bearing deposits would reduce NII. Conversely, in decreasing interest rate scenarios, rotation from higher yielding to lower yielding deposits would benefit net interest income. Truist performs and monitors sensitivity tests of deposit and other key assumptions used in NII risk including:

•Asset prepayment speeds
•New loan volume pricing spreads
•Interest-bearing deposit betas
•Non-interest-bearing demand deposit balance runoff, replaced by market funding

EVE measures changes in the economic value of Truist’s current balance sheet and off-balance sheet hedges under alternate rate scenarios relative to starting economic value. Truist uses EVE as a longer-term measure of interest rate risk. Truist performs and monitors sensitivity tests of key assumptions used in EVE including:

•Asset prepayment speeds
•Mortgage spreads (mortgage loan and security valuations)
•Interest-bearing deposit beta
•Deposit runoff / decay

Key assumption tests are generally performed by increasing and decreasing the assumption, whether static or dynamically modeled, relative to their respective starting values and then measuring the resulting impact to NII and EVE under baseline and alternate rate scenarios.

The identification and testing of key assumptions are influenced by market conditions and management views of key risks. The results of key assumption sensitivity tests are reported to ALCO and BRC monthly. The inventory of key assumptions and their associated sensitivity tests are reviewed with ALCO and BRC at least annually.

* * * * *

We thank you for your attention to this response and look forward to hearing from you at your earliest convenience. If you need any additional information or have any questions in regards to the Company's response, please direct those communications to Cindy Powell, Executive Vice President and Controller at (704) 521-7587. Thank you.

Sincerely,

/s/ Michael B. Maguire

Michael B. Maguire
Senior Executive Vice President and Chief Financial Officer
Truist Financial Corporation